[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]

VIA EDGAR

July 16, 2009

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

Re:	W. R. Berkley Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 File No. 001-15202_________________________________

Dear Mr. Rosenberg:

On behalf of W. R. Berkley Corporation (“Berkley” or the “Company”), set forth below are Berkley’s responses to the further comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided orally by Ms. Tabatha Akins to me on July 1, 2009. For your convenience, we have set forth below these comments in italics, followed by Berkley's responses thereto.

As described below and in Berkley’s previous response to the Staff in my letter dated June 17, 2009 (the “Previous Response Letter”), Berkley proposes to incorporate the enhanced disclosure in response to the Staff’s comments commencing with either its Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2009 (“2Q 2009 Form 10-Q”) or with its Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009. We have included sample disclosure as if such disclosure were included in our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 (“2008 Form 10-K”), but it will be revised and updated as appropriate for the period to which it relates.

2008 Form 10-K

Exhibit 13

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Mr. Jim B. Rosenberg

Securities and Exchange Commission

July 16, 2009

Reserves for Losses and Loss Expenses

1.	Regarding your response to prior comment number 1:

A.     With respect to the general liability reserve, please revise your disclosure to quantify the claims frequency trends for each of the periods presented. Further, please revise your disclosure to disaggregate and quantify the amount of favorable developments attributable to accident years 2004 through 2007. Please separately address the full year 2007.

B.     With respect to the other liability reserves explanation for 2007, we note that you appeared to cite numerous factors that are attributed to the adverse reserve development. Please revise your disclosure to quantify the impact of each factor cited.

In our enhanced disclosure provided in our Previous Response Letter, we provided a breakdown of our reserve development for each of fiscal years 2008 and 2007, but within each such fiscal year, we aggregated development that relates to several accident years. Given that the explanations provided in our enhanced disclosure generally apply across all relevant periods, we believe that a further breakdown, whether of claims frequency trends or the favorable development by accident year within each fiscal year, would not be material to investors. If, however, in the future there were a particular trend or other factor relating to a specific accident year that was individually material, we would provide specific disclosure in the related filing.

With respect to comment B above, we note that in our enhanced disclosure provided in our Previous Response Letter, although we did not provide specific quantitative disclosure with respect to each factor that contributed to the adverse reserve development in 2007, we do state:

Most of the adverse development stemmed from older accident years (1999-2001), and was driven by a limited number of accounts that reported losses that were significantly higher than expected. Several of these accounts reinsured residential building contractors and were severely impacted by construction defect claims. Several other accounts were written for ceding companies which subsequently became financially impaired and did not report claims to the Company in a timely manner, delaying the recognition of our liabilities and resulting in adverse reserve development.

Given this qualitative disclosure, particularly the above characterization of “most of the adverse development,” we do not believe that further quantification of these amounts, or other components of this adverse reserve development, would be material to investors. In addition, given that reserve development may be caused by any number of factors, it is impractical for Berkley to specifically quantify the impact of the contribution of any single factor.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

July 16, 2009

Fair Value Measurements, page 8

2.

With respect to your revised disclosure in response to prior comment number 5, please revise your disclosure to clarify the significant judgment you made in classifying a particular financial instrument in the fair value hierarchy.

In response to this comment, we will add the following disclosure commencing with our 2Q 2009 Form 10-Q, together with the enhanced disclosure we provided in our Previous Response Letter and our disclosure regarding fair value measurements in our existing periodic reports:

In classifying particular financial securities in the fair value hierarchy, the Company uses its judgment to determine whether the market for a security is active and whether significant pricing inputs are observable. The Company determines the existence of an active market by assessing whether transactions occur with sufficient frequency and volume to provide reliable pricing information. The Company determines whether inputs are observable based on the use of such information by pricing services and external investment managers, the uninterrupted availability of such inputs, the need to make significant adjustments to such inputs and the volatility of the such inputs over time. If the market for a security is determined to be inactive or if significant inputs used to price a security are determined to be unobservable, the security is categorized in Level 3 of the fair value hierarchy.

* * * * *

Pursuant to your letter, on behalf of Berkley, we hereby acknowledge that:

•	Berkley is responsible for the adequacy and accuracy of the disclosure in its 2008 Form 10-K;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Berkley’s 2008 Form 10-K; and
•	Berkley may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

July 16, 2009

Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:	Tabatha Akins

Joel Parker

Eugene G. Ballard

Ira S. Lederman, Esq.